Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:         Name and Address of Company

Denison Mines Corp. (“Denison”)
1100 – 40 University Avenue
Toronto, ON M5J 1T1

Item 2:         Dates of Material Change

September 4, 2018

Item 3:         News Release

A news release announcing the material change was disseminated on September 4, 2018 through the facilities of CNW Group (Cision) and a copy has been filed under Denison’s profile on SEDAR.

Item 4:         Summary of Material Change

On September 4, 2018, Denison announced that it had entered into an agreement with Cameco Corp. (“Cameco”) to increase its ownership in the Wheeler River Uranium Project (“Wheeler River” or the “Project”) through the acquisition of Cameco’s minority interest in the Project (the “Transaction”). Pursuant to the terms of the Transaction, and subject to certain rights of first refusal (“ROFR”) in favor of JCU (Canada) Exploration Company Limited (“JCU”), Denison has agreed to acquire 100% of Cameco’s interest (expected to be approximately 24% by the end of 2018) in the Wheeler River Joint Venture (“Wheeler River JV”), in exchange for the issuance of 24,615,000 common shares of Denison (the “Consideration Shares”) at a deemed price of $0.65 per share, for total consideration valued at approximately $16 million (the “Purchase Price”).

Item 5:         Full Description of Material Change

5.1 Full Description of Material Change

On September 4, 2018, Denison announced that it had entered into an agreement with Cameco to increase its ownership in Wheeler River through the acquisition of Cameco’s minority interest in the Project. Pursuant to the terms of the Transaction, and subject to certain ROFR in favor of JCU, Denison has agreed to acquire 100% of Cameco’s interest (expected to be approximately 24% by the end of 2018) in the Wheeler River JV, in exchange for the issuance of 24,615,000 common shares of Denison at a deemed price of $0.65 per share, for total consideration valued at approximately $16 million. The acquisition of Cameco’s interest in the Wheeler River JV will increase Denison’s interest in the Project to 90% (or approximately 86.84% if JCU exercises its ROFR).

Restriction on Denison Shares

The Consideration Shares will be subject to a six month escrow period, during which time Cameco has agreed to not, directly or indirectly, transfer any Consideration Shares without the prior written consent of Denison. The transfer of the Consideration Shares is also restricted for a further six month period, where Denison retains the right, under certain circumstances, to designate a purchaser upon notice from Cameco of the intent to transfer or sell all or a portion of the Consideration Shares. The issuance of the Consideration Shares is subject to the receipt of regulatory approvals from the TSX and NYSE American stock exchanges.

Rights of First Refusal

Under the terms of the Wheeler River JV, JCU’s ROFR allows for JCU to purchase its proportional interest of Cameco’s share of the Wheeler River JV alongside of Denison. Based on Denison’s expected ownership interest of approximately 66%, and JCU’s ownership interest of 10%, JCU would have the right to purchase approximately 13.16% of Cameco’s expected 24% interest in the Wheeler River JV.

The Transaction is not conditional on JCU waiving its ROFR. Accordingly, should JCU elect to exercise the ROFR, the Purchase Price to be paid to Cameco by Denison shall be reduced to approximately $13.9 million and Denison will own approximately 86.84% (rather than 90%) of the Wheeler River JV on completion of the Transaction.

5.2 Disclosure of Restructuring Transactions

Not applicable

Item 6:         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7:         Omitted Information

Not applicable

Item 8:         Executive Officer

For further information, please contact David Cates, President & Chief Executive Officer, at (416) 979-1991 Ext. 362.

Item 9:         Date of Report

September 12, 2018

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this material change report constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this material change report contains forward-looking information pertaining to the following: Denison’s percentage interest in its properties and its plans and agreements with its joint venture partners; the proposed transaction with Cameco, including its terms, conditions, and likelihood and anticipated effect of its completion; effect of completion; and the interests of JCU and its rights under the terms of the Wheeler River JV.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 27, 2018 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this material change report is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of the press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of the press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

51102770.1